Exhibit 99.1

Obsidian Energy Announces First Quarter 2020 Financial and

Operational Results

CALGARY, May 6, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQB – OBEL) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce our first quarter 2020 financial and operational results. All figures are in Canadian dollars unless otherwise stated. Obsidian Energy’s unaudited interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) as at and for the three months ended March 31, 2020 can be found on our website at www.obsidianenergy.com. The documents will also be filed on SEDAR and EDGAR in due course.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
	2020	2019
FINANCIAL[1] (millions, except per share amounts)
Cash flow from Operations	$33	$(1)
Basic and Diluted ($/share)	0.45	(0.01)
Funds Flow from Operations [2]	37	36
Basic and Diluted ($/share)	0.51	0.50
Net loss	(746)	(54)
Basic and Diluted ($/share)	(10.22)	(0.74)
Capital expenditures	41	34
Decommissioning expenditures	8	2
Net Debt [2]	$517	$497
Average sales price [3]
Light oil ($/bbl)	$50.59	$64.88
Heavy oil ($/bbl)	20.07	30.62
NGL ($/bbl)	22.52	21.44
Natural gas ($/mcf)	$2.20	$2.41
Netback [2] ($/boe)
Sales price	$32.17	$39.95
Risk management gain (loss)	4.47	(1.80)
Net sales price	36.64	38.15
Royalties	(2.23)	(2.81)
Operating expenses 4	(12.04)	(13.49)
Transportation	(2.68)	(2.87)
Netback [2] ($/boe)	$19.69	$18.98
OPERATIONS
Daily Production
Light oil (bbls/d)	12,512	12,376
Heavy oil (bbls/d)	3,644	4,096
NGL (bbls/d)	2,239	2,122
Natural gas (mmcf/d)	52	54
Total production [5] (boe/d)	27,092	27,651
(1)

Effective June 5, 2019, the Company consolidated its common shares based on seven old common shares outstanding for one new common share. All figures in the table have been updated to reflect the 7:1 consolidation.

(2)

The terms Funds Flow from Operations (“FFO”) and their applicable per share amounts, “Net Debt”, and “Netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

(3)	Before risk management gains/(losses).
(4)	Includes the benefit of processing fees totaling $2 million for 2020 (2019 - $2 million).
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

MESSAGE TO SHAREHOLDERS

Obsidian Energy had a successful operational and financial start to the year, yielding strong results for the first quarter and achieving a number of significant operational and financial milestones. As previously announced, the Company successfully renegotiated the terms of our syndicated credit facility, senior notes and Calgary office lease at the end of the quarter which will provide the Company with additional go-forward financial flexibility. Operationally our team completed a successful ten well drilling program, with some of the strongest initial rates we have seen to date in our multi-year Cardium program. The full effect of the cost saving initiatives implemented throughout 2019 were demonstrated by the 19% decrease in general and administrative costs and the 11% decrease in operating costs from the first quarter of 2019. These efforts better position the Company to help withstand the market volatility at this crucial time for our industry.

The demand destruction caused by the COVID-19 global pandemic and the potential supply increase from the OPEC+ price war has caused a significant decrease in oil prices and Obsidian Energy has reacted quickly to this significant change in market conditions. At this time, our plan is to significantly limit further capital spending for the foreseeable future, temporarily shut-in uneconomic production and to continue to optimize all aspects of our business to reduce costs and maintain financial liquidity during this challenging time. The Board of Directors and executive team implemented a temporary salary reduction of 20% across all head office staff and a 10% reduction for field staff. In addition, the Company has suspended the employer contributions to the Employee Retirement Savings Plan and the Board of Directors have taken a temporary 10% reduction on their annual retainer fees. These initiatives have reduced operating costs by over $8 million and personnel costs by approximately $10 million if annualized.

The Company has applied for the Canadian Emergency Wage Subsidy (CEWS), a program announced by the federal government in which eligible companies may receive a subsidy of 75% of employee wages (up to a cap) for up to 12 weeks, applicable from March 15, 2020, to June 6, 2020. We have also applied for support under the Alberta Site Rehabilitation Program through our service providers. This program, which is primarily funded by the federal government’s COVID-19 Economic Response Plan, is expected to further allow the Company to continue well, pipeline, and infrastructure abandonment and reclamation projects by providing grants directly to service companies. Applications for these grants are subject to certain maximums and may be eligible for up to 100 per cent government funding. We will continue to watch for further details of all federal government support packages available to the Company and will seek further support as appropriate.

Operationally the Company continues to conduct detailed evaluations of our producing assets and will shut-in production where economic thresholds are not met. As of May 1, 2020, the Company has shut-in 3,784 boe/d across its properties, predominantly within our Peace River heavy oil asset. Shut-ins are being conducted in a manner that will allow production to be restarted in an efficient manner as oil prices recover.

FIRST QUARTER RESULTS

●

FFO in the first quarter of 2020 totaled $37 million ($0.51 per share) compared to $54 million ($0.74 per share) for the fourth quarter of 2019 and $36 million ($0.50 per share) for the first quarter of 2019. The decline from the fourth quarter of 2019 is due to lower crude oil prices, specifically in March, as a result of the impact on demand from the COVID-19 pandemic as well as transaction expenses associated with execution of the credit facility, noteholder and amended Calgary lease agreements.

●

Average production was 27,092 boe/d compared to 26,639 boe/d in the fourth quarter of 2019 and 27,651 boe/d in the first quarter of 2019. The Company continued to progress on our Cardium development program and brought five of ten wells drilled in the quarter on production by the end of March. See below for a detailed breakdown on the production components.

●	Capital expenditures, excluding decommissioning liabilities, totaled $41 million, which included drilling ten development wells in Willesden Green and various optimization activities.

●

Operating costs were $12.04 per boe in the first quarter of 2020 compared to $13.49 per boe in the first quarter of 2019. The Company continued to drive costs down across several categories which resulted in efficiencies and the lower result. This was partially offset by the impact of extreme cold weather across Alberta in January, which resulted in increased power and repair and maintenance costs.

●

General and administrative costs were $1.63 per boe in the first quarter of 2020 compared to $2.01 per boe in the first quarter of 2019. The Company has been successful on a number of cost reductions initiatives throughout 2019 which are being realized in 2020.

●

Net Debt totaled $517 million, including $407 million drawn on our syndicated credit facility and $67 million of senior notes. In March 2020, the Company executed final agreements resulting in the renewal of our syndicated credit facility, amendments to our senior notes and renewed terms on our Calgary office lease.

●

Net Loss was $746 million during the first quarter of 2020 and was due to $763 million of non-cash, property, plant and equipment (PP&E) impairments resulting from lower forecasted commodity prices. Impairment losses related to PP&E may be reversed in future periods if commodity prices forecasts improve.

Production Volumes by Product and Producing Region – Three Months Ended March 31, 2020

Area	Production (boe/d)	Light Oil (bbls/d)	Heavy Oil (bbls/d)	NGLs (bbls/d)	Gas (mmcf/d)
Cardium	21,739	12,197	40	2,168	44
Alberta Viking	830	219	44	37	3
Peace River	4,040	-	3,432	3	4
Key Development Areas	26,609	12,416	3,516	2,208	51
Legacy Areas	483	96	128	31	1
Key Development & Legacy Areas	27,092	12,512	3,644	2,239	52

Operating Cost and Netbacks by Producing Region – Three Months Ended March 31, 2020

Area	Operating Cost ($/boe)	Netback(1) ($/boe)
Cardium	9.63	21.51
Alberta Viking	14.41	8.02
Peace River	15.73	(4.84)
Key Development Areas	10.71	17.09
Legacy Areas	50.69	(28.73)
Key Development & Legacy Areas	12.04	15.23
(1)	Netback excludes risk management gains.

2020 DEVELOPMENT PROGRAM AND OPERATIONS UPDATE

As previously announced in our Corporate and Operational update dated April 23, 2020, Obsidian Energy completed its first half capital program successfully and safely in the first quarter. All ten completed wells are on production or are ready to produce as pricing improves. Wells with production rates in the table below are currently producing.

Well	Status
02/04-28-043-08W5 (12-26 Pad)	IP30: 1,012 boe/d (73% light oil)
00/09-28-043-08W5	IP30: 925 boe/d (72% light oil)
00/14-28-043-08W5	IP30: 1,145 boe/d (75% light oil)
00/05-15-043-08W5 (1-27 Pad)	Ready to produce.
00/15-16-043-08W5	Ready to produce.
00/02-30-042-07W5 (3-6 Pad)	IP30: 692 boe/d (89% light oil)
00/03-30-042-07W5	IP30: 363 boe/d (89% light oil)
00/02-08-042-07W5 (14-17 Pad)	IP10: 163 boe/d (90% light oil)
00/04-30-042-07W5	IP10: 245 boe/d (90% light oil)
00/15-32-042-07W5 (3-29 Pad)	IP30: 443 boe/d (90% light oil)

In response to the volatility of commodity prices amid the COVID-19 pandemic, all previously announced shut-ins were completed by May 1, 2020 as follows:

Area	Production (boe/d)	Light Oil (bbl/d)	Heavy Oil (bbl/d)	NGLs (bbls/d)	Gas (mcf/d)
Cardium	576	438	-	23	692
Alberta Viking	144	-	130	-	81
Peace River	3,064	-	2,538	2	3,148
Total	3,784	438	2,668	25	3,921

Obsidian Energy continues to monitor the commodity price environment and evaluate our portfolio to improve the overall financial flexibility of the business. The Company is prepared to take further action to shut-in additional production should oil prices not improve in the near term. Alternatively, we can quickly restart shut-in production once oil prices permit doing so. Our current first half 2020 guidance is provided below. Given the current volatility in the commodity markets we are not providing full year guidance at this time. We will provide updates as further production or financial decisions are implemented.

First Half 2020 Production and Cost Guidance

Metric	Guidance Range
Production (boe/d) 1 2 3	25,500 - 26,000
Capital Expenditures ($millions)	43
Decommissioning Expenditures ($millions)	8
Operating Costs ($/boe)	11.50 - 11.90
General & Administrative ($/boe)	1.65 - 1.85
(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Previous guidance included 600 boe/d of shut-in production
(3)	Mid-point of guidance 12,500 bbls/d light oil, 2,500 bbls/d heavy oil, 2,200 bbls/d NGLs and 51 mmcf/d natural gas

2020 HEDGING PROGRAM

In 2020, the Company has the following hedges in place:

	April	May	June
WTI (C$/bbl)	78.11	77.92	77.41
Total (bbl/day)	4,000	3,000	2,000

	Q2	Q3
(C$/GJ)	1.59	1.60	-
Total (GJ/day)	25,000	24,000	-

ANNUAL GENERAL MEETING

The Company is pleased to announce that its Annual General Meeting (“AGM”) will be scheduled for Thursday, July 30, 2020 at 10:00 am (Mountain Time), pursuant to the extension granted by the Toronto Stock Exchange. It is our intention to hold our AGM in person at the offices of Obsidian Energy depending on the Alberta Health guidelines in place on public gatherings at that time, and therefore the Company is reserving the right to restrict access to our AGM and/or conduct the AGM in a virtual format. Further announcements and information regarding the AGM will be made in due course. In addition, all information and documents that would normally be filed or delivered by the Company in connection with our AGM, including but not limited to our annual and interim request forms and executive compensation disclosure, will be delayed until the dissemination of our AGM materials on or about June 30, 2020, pursuant to exemptions provided by applicable securities regulators, including Alberta Securities Commission Blanket Order 51-518.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy has posted an updated Corporate Presentation which can be found on its website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, netback and net debt, included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity.

CALCULATION OF FUNDS FLOW FROM OPERATIONS

	Three months ended March 31
(millions, except per share amounts)	2020	2019
Cash flow from operating activities	$33	$(1)
Change in non-cash working capital	(5)	27
Decommissioning expenditures	8	2
Onerous office lease settlements	(1)	1
Restructuring charges	-	1
Other expenses [1]	2	6
Funds flow from operations	$37	$36
Per share – funds flow from operations Basic and diluted per share	$0.51	$0.50
(1)	Includes legal fees related to claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results.

ABBREVIATIONS

Oil		Natural Gas
Bbl	barrel or barrels	GJ	Gigajoule
bbl/day	barrels per day	GJ/day	gigajoule per day
boe/d	barrels of oil equivalent per day	mmcf	million cubic feet

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the unaudited interim consolidated financial statements and MD&A will be filed in due course on SEDAR and EDGAR; the culmination of costs savings from 2019 and through 2020 to date better position the Company to help withstand the market volatility at this crucial time for our industry; that the Company plans to significantly limit further capital spending for the foreseeable future, temporarily shut-in production and to continue to optimize all aspects of our business to reduce costs and maintain financial liquidity during this challenging time; that the Alberta Site Rehabilitation Program, is expected to further allow the Company to continue well, pipeline, and infrastructure abandonment and reclamation projects by providing grants directly to service companies, which will be subject to certain maximums and may be eligible for up to 100 percent of government funding; that we will continue to watch for further details of all federal government support packages available to the Company and will seek further support as appropriate; that the Company will shut-in production where economic thresholds are not met and for those that are shut-in, that they are being suspended in such a way that will allow production to be restarted in an efficient manner as oil prices recover; that impairment losses related to PP&E can be reversed in future periods if commodity prices forecasts improve; our first half guidance including production, capital and decommissioning expenditures, operating and general and administrative costs; and that we will provide updates as further production or financial decisions are implemented; and the date of our AGM, when the applicable materials can be expected for it and how the meeting will be conducted.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of the Alberta government mandated curtailment of crude oil and bitumen production; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; our ability to qualify for government programs created as a result of the COVID-19 pandemic and obtain financial assistance therefrom and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including that the revolving period and term out period of our credit facility are not accelerated, that the maturity date of our senior notes is not accelerated, that our borrowing base is not decreased under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process, including the potential disposition of assets, on favorable terms or at all; the possibility that the Company does not qualify for one or more government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events, or that the impact of such programs falls below our expectations; the impact on energy demand of regional and/or global health related events, including the ongoing COVID-19 pandemic and the responses of governments and the public to the pandemic, including the risk that the amount of demand destruction and/or the length of the decreased demand exceeds or expectations; the possibility that the revolving period and term out period of our credit facility and the maturity date of our senior notes is accelerated, that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to adhere to existing production quotas or agree to new production quotas to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com